1660 Lincoln Street Suite 1900 Denver, CO 80264 303-830-1776

Facsimile 303-894-9239
www.pattonboggs.com

November 14, 2006	Alan L. Talesnick
303-894-6378
atalesnick@pattonboggs.com
VIA EDGAR AND OVERNIGHT COURIER
Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	All American Pet Company, Inc.
Form SB-2, Amendment No. 2, filed November 14, 2006
File Number 333-135283
Dear Mr. Lyon:
     On behalf of All American Pet Company, Inc. (the “Company”), this letter provides the Company’s response to the Staff’s comments in its letter dated September 6, 2006 concerning the Company’s Amendment No. 1 to its Registration Statement on Form SB-2 (the “Prospectus”) filed with the Commission on August 11, 2006 with information provided to us by the Company. The responses below are numbered to correspond with the comments in the Staff’s letter. All information in these responses was provided to us by the Company.
     1. We note your response to our prior comment numbers 3 and 4. If correct, revise the cover to indicate that the shares are quoted on the OTC Bulletin Board, since that will be the case when the prospectus is delivered. Note also on page 7. As previously commented upon, if they are not listed at the time of effectiveness you will need to price the offering.

November 14, 2006

     Response to Comment 1:
     The Company recognizes the Staff’s comments and has revised the Prospectus to indicate that the Company intends to submit an application to the OTC Bulletin Board to be quoted on the OTC Bulletin Board after the Prospectus becomes effective.
     2. As requested previously, please disclose your accumulated net loss in the summary, as well as the going concern opinion of your auditors. Note that throughout the filing this and other operating information should be updated to be at least as current as the financial information you provide. We assume this will be through June 30.
     Response to Comment 2:
     The Company recognizes the Staff’s comments and has revised the Prospectus to respond to this comment.
     3. Please quantify here in the summary the significant sales increase in the second quarter of 2005 and the subsequent decline. Explain the reason for this here and discuss it in more detail at Sales and Marketing, page 11, or in the MD&A section. Also explain here that you sell your food at $1.00 per pound.
     Response to Comment 3:
     The Company recognizes the Staff’s comments and has revised the Prospectus to respond to this comment.
     4. We note from the new disclosure on page 9 that you hope to achieve profitable operations by the end of this year, assuming you meet your sales goals and obtain further funding. Please disclose this in the summary. Also, in the summary and in the body of the text quantify the referenced operating levels that you feel need to be met and the amount of funds you feel you need to raise.
     Response to Comment 4:
     The Company recognizes the Staff’s comments and has revised the Prospectus to respond to this comment.
     5. Specifical1y state that you use chicken in your food and presumably some beef, or otherwise explain how this risk factor relates to your operations.

November 14, 2006

     Response to Comment 5:
     The Company recognizes the Staff’s comments and has revised the Prospectus to respond to this comment. Though the Company does not use beef in its products, an outbreak of bovine spongiform encephalopathy could adversely affect the price of “protein-based raw materials” that are used in the Company’s products.
     6. Please revise the first full paragraph on page 10 to better describe your current product line. For example, you say your product is in nugget and kibble form and then later seem to say it looks like eggs or breakfast cereal. You also list four flavors, but at the bottom of page 24 say you are currently producing only three products for sale.
     Response to Comment 6:
     The Company recognizes the Staff’s comments and has revised the Prospectus to respond to this comment.
     7. Please quantify the expected cost of the marketing program described in the first paragraph and indicate how you will pay for this. If not known, disclose this fact. As warranted, relate this figure to the funds you say you need to raise to achieve profitability.
     Response to Comment 7:
     The Company recognizes the Staff’s comments and has revised the Prospectus to respond to this comment.
     8. As previously commented upon, reconcile the second sentence statement that your product is sold in about 6,500 stores at June 1,2006 with footnote one to the financial statements on page F-10. The footnote states that at March 31. 2006 “one customer accounted for 100% of gross sales” and “one vendor accounted for approximately 75% of gross purchases.” We also note that for the quarter ended March 31, 2006 you would have sold about 6 pounds of dog food per store if the same number of stores were open. Please address this in the filing. Also, clarify what the referenced footnote disclosure means.

November 14, 2006

     Response to Comment 8:
     The Company recognizes the Staff’s comments and has revised the Prospectus to respond to this comment.
     9. At the last paragraph you reference billions of dollars in premium dog food sales and only millions of dol1ars of dog food sales by supermarkets and the like. Please explain this situation in the filing.
     Response to Comment 9:
     The Company recognizes the Staff’s comments and has revised the Prospectus to respond to this comment.
     10. Please disclose whether all three product testing companies supported the conclusion or disclose how many did not.
     Response to Comment 10:
     The Company recognizes the Staff’s comments and has revised the Prospectus to respond to this comment.
     11. We do not find any information in the filing about the offering underlying the regDEX filing made June 23, 2006. Please describe this offering to us and either describe the offering in the filing or advise us why you believe this is not warranted.
     Response to Comment 11:
     The Company did not engage in an offering in June 2006. The Form D filing made on June 23, 2006 covered the shares of common stock underlying the convertible promissory notes which were issued to investors between December 2005 and January 2006. As described in the Registration Statement, during this period the Company issued to four subscribers convertible promissory notes of an aggregate of $125,000 principal, with an option to convert the principal amount of the convertible promissory note, including the amount of accrued interest, into shares of our common stock. Subsequently, all the holders of these convertible promissory notes exercised their options to convert, and they received two-year warrants.

November 14, 2006

     12. Please note the updating requirements of Item 310 (g) of Regulation S-B.
     Response to Comment 12:
     As requested by the Staff, the Company has updated the financial statements as required under Item 310(g) of Regulation S-B.
     13. Include an updated consent of the independent auditors in the pre-effective amendment.
     Response to Comment 13:
     The Company has included an updated consent of the independent auditors.
     14. We have reviewed your response to comment 31 of our letter dated July 20, 2006. We note your profit margin has varied significantly from year to year and period to period due in part to fluctuations in Cost of goods sold. We also note your disclosure on page 24 that the primary and other components of your cost of goods sold are costs of manufacturing and packaging your products, raw materials and shipping and spoils costs related to raw materials. Please revise your filing to quantify the primary and other components of cost of goods sold for each period presented. To the extent that there are material fluctuations within these components from year to year or period to period, please ensure that the reasons for such fluctuations are explained in your MD&A.
     Response to Comment 14:
     The contents of cost of goods sold for each period are as follows:

	6/30/2006	6/30/2005	12/31/2005
Freight In	1,381	1,737	2,518
Fullfillment	7,250	19,959	35,770
Cost of products shipped	37,570	162,193	203,235
Spoilage	9,036	7,234	9,346

Total COGS	$55,237	$191,124	$250,869

     For the six month period ended June 30, 2006, there was in increase (as a percentage of sales) in both cost of products shipped and in spoilage. Both increases are mainly due to the decrease in volume during the period in comparison to prior periods. The Company was unable to keep its costs for products shipped as low as in prior periods due to lower quantities ordered. This has since been remedied and costs for products shipped in future periods have decreased as orders have again increased. In addition, due to these decreased shipments, more product than usual became stale (over 1 year) and was disposed of (approximately $7,400).
     These comments have been added to the MD&A section as recommended by the Staff.
     15. We have reviewed your response to comment 31 of our letter dated July 20, 2006. Since you did not recognize revenues at December 31, 2004 for the trial dog food referred to in your response, it appears that you distributed this product free of charge. Paragraph 86 of FASB Concept Statement No.5 states that some expenses, such as costs of goods sold, are matched with revenues, and they are recognized upon recognition of revenues that result directly and jointly from the same transactions or other events as the expenses. Please tell us how you determined classifying these expenses as costs of goods sold, without any corresponding revenues, was appropriate, including the specific accounting literature upon which you relied. It appears such expenses would be more appropriately classified as marketing expenses.
     Response to Comment 15:
     The Company considered the Staff’s comments and agreed with the Staff’s comments. Accordingly, the Company reclassified the 2004 costs previously recognized in cost of goods sold to marketing expenses. The total reclassified was $26,438.

November 14, 2006

     16. We have reviewed your response to comment 32 of our letter dated July 20, 2006. To the extent you expect to continue distributing free trial boxes at local pet-related businesses and events in connection with your sales and marketing strategies, please revise your filing to describe your accounting policy for the characterization and classification of the cost of consideration of these distributions.
     Response to Comment 16:
     The Company has revised Note 1 to the financial statements to include the policy of expensing “Distribution of Free Products” as marketing expenses.
     17. We have reviewed your revised disclosures in response to comment 34 of our letter dated July 20, 2006. Please revise your filing to quantify the deferred tax asset balance recognized at January 11, 2006 and the effect of recognizing that asset in income from continuing operations. Refer to paragraph 28 of SFAS 109.
     Response to Comment 17:
     Upon converting from an S-corporation, the Company did not have deferred tax assets or liabilities to recognize under paragraph 28 of SFAS 109. Therefore, no additional disclosures were added.
     The Company quantified the deferred tax asset and the related valuation allowance that has occurred since the conversion in Note 11 to the financial statements.
     18. We have reviewed your response to comment 34 of our letter dated July 20, 2006. Your response provided us with the conclusions you reached in applying the aforementioned accounting guidance, however it does not explain in detail how you reached those conclusions. Please provide us with a detailed analysis that explains how you determined the respective warrants were not freestanding derivatives in accordance with paragraphs 11a and 12 of SFAS 133 and how that.
     Response to Comment 18:
      As requested by the Staff, we have reviewed the terms and provisions of the warrants discussed in our response to the Staff’s previous comment number 34, and compared them to the requirements discussed in paragraphs 11a and 12 of SFAS 133. On a summary basis, the terms of the warrants are as follows:
a.	The warrants can be settled in unregistered shares,
b.	The warrants are for a fixed exercise price and number of shares, and
c.	The warrants can only be converted into shares of the Company’s common stock at the fixed exercise price (i.e. there is no “net settlement” feature).
      As such, the Company believes that such warrants are not freestanding derivatives based upon the exception outlined in paragraph 11a of SFAS 133, as all of the previously referenced warrants were either issued (a) as compensation for raising equity capital of the Company, with the underlying value of such warrants therefore being appropriately classified in stockholders’ equity, or (b) at the time of conversion of debt into equity, resulting in the value of such warrants also appropriately being classified in stockholders’ equity. The Company also believes that such warrants do not include an embedded derivative, as contemplated in paragraph 12b of SFAS 133, based upon the summary terms of the warrants described above. Based upon this analysis, the Company believes that its initial classification as equity is in accordance with generally accepted accounting principles and no changes are contemplated to the accounting for these warrants.
     If you have any further questions, do not hesitate to contact me at (303) 830-1776 or Barry Schwartz at (818) 981-2275.

November 14, 2006

Very truly yours, PATTON BOGGS LLP
By:	/s/ Alan L. Talesnick
Alan L. Talesnick

cc:	All American Pet Company, Inc.
c/o Barry Schwartz, President